Exhibit 12

Carpenter Technology Corporation
Computation of Ratios of Earnings to Fixed Charges - unaudited
Five Years Ended June 30, 2018
($ in millions)

	Years Ended June 30,
	2018	2017	2016	2015	2014
Fixed charges:
Interest costs (a)	$31.1	$31.1	$29.9	$30.4	$32.1

Interest component of non-capitalized lease rental expense (b)	4.5	4.4	3.8	4.0	4.3

Total fixed charges	$35.6	$35.5	$33.7	$34.4	$36.4

Earnings as defined:

Income before income taxes	$160.2	$70.2	$21.5	$89.1	$196.4

Less income from less-than-fifty-percent owned entities, and loss on sale of partial interest in less-than-fifty percent owned entities	—	—	(0.6)	(0.1)	(0.6)

Fixed charges less interest capitalized	32.9	34.2	31.8	31.7	21.3

Amortization of capitalized interest	1.4	1.3	1.3	1.4	1.4

Earnings as defined	$194.5	$105.7	$54.0	$122.1	$218.5

Ratio of earnings to fixed charges	5.5x	3.0x	1.6x	3.5x	6.0x

(a) Includes interest capitalized relating to significant construction projects, amortization of debt discount and debt issue costs.

(b) One-third of rental expense which approximates the interest component of non-capitalized leases.